Via Facsimile (416) 777-4747 and U.S. Mail

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
(416) 777-4700

RE:	Canada Southern Petroleum Ltd.
	Schedule TO-T
	Filed by Canadian Superior Energy Acquisitions Inc. and
	Canadian Superior Energy Inc.
	Date Filed: June 19, 2006
	File No. 005-80168

Dear Mr. Morgan:

We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Forward-Looking Statements, page ii

1. You state in this section that you undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. As you know, Rule 14d-6(c) and Regulation 14E impose an obligation to amend the disclosure document in an offer to reflect changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Summary, page 1

2. Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety" by reference to the detailed provisions of documents. The information you provide in the summary must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other on page 25 with respect to the summary of the shareholder rights plan. Please revise accordingly.

How does the Offer compare to the Nosara Offer?  Page 2

3. Please provide the comparison of the offers suggested by the title of this question and answer. We note the description of the competing offer on page 5.

When and how will I be paid for my tendered Common Shares?  Page 3

4. We note your statement that you "will be obligated to pay for the Common Shares taken up as soon as possible and in any event not later than the earlier of three Business Days after the taking up of the Common Shares and ten days after expiration of the Offer." State whether the take up date is the same as the expiration date.
Explain how three Business Days after the taking up of the Common Shares could be longer than ten days after the expiration of the Offer.
Tell us how this plan complies with your obligation to pay the consideration offered promptly after the termination or withdrawal of a tender offer, as required by Rule 14e-1(c).

Conditions, page 6

5. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the penultimate sentence of this section states that the offeror may waive any of the conditions at any time, both before and after the expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, including the second sentence of the third-to-last paragraph of the Conditions section at page 20, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

Payment for Deposited Common Shares, page 7

6. Please clarify that this disclosure relates to any subsequent offering period you may have and reconcile the disclosure to the disclosure found on page 21, that "[t]o comply with the applicable laws of Canada and the United States, if the Offeror elects to make a Subsequent Offering Period available, the Subsequent Offering Period will be for at least 10 calendar days, and the Offeror will immediately accept for payment all tenders of Common Shares made during the Subsequent Offering Period."

Conditions of the Offer, page 18

7. Please remove the phrase "without limiting the generality of the foregoing." All offer conditions should be detailed so that an objective determination may be made as to when a condition is triggered.

8. In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the third-to-last paragraph of this section on page 20, the phrase "regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror)" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

9. We note your statement on page 20, regarding the conditions, that "[a]ny determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding changes throughout your document, including page 30.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* The filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please file an amended Schedule TO in response to these comments. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257.

 						Sincerely,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions